EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of incorporation or Organization

Syntel Limited	India

Syntel Europe Limited	England

Intellisourcing, sarl	France

Syntel Deutschland GmbH	Germany

Syntel (Singapore) PTE. Limited.	Singapore

Syntel Canada Inc.	Canada

Syntel (Hong Kong) Limited.	Hong Kong

Syntel (Mauritius) Limited.	Mauritius

Syntel (Australia) Pty. Limited	Australia

SkillBay LLC	Michigan

Syntel Delaware LLC	Delaware

Syntel Global Private Limited	India

Syntel International Private Limited	India

State Street Syntel Services (Mauritius) Limited	Mauritius

(Formerly known as Syntel Solutions (Mauritius) Limited.)

State Street Syntel Services Private Limited	India

(Formerly known as Syntel Sourcing Private Limited)

Syntel Consulting Inc.	Michigan

Syntel Sterling BestShores Solutions Private Limited	India

Syntel Sterling BestShores (Mauritius) Limited	Mauritius

Syntel Worldwide (Mauritius) Limited	Mauritius